SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No              X

FY 2007 Earnings Conference

KB invites you to our FY 2007 Earnings Conference on Monday, February 4, 2008. The conference will be held in the Auditorium of Kookmin Bank and will be web-cast live throughout the world on our IR website at www.kbstar.com. Investors can participate by telephone during the Q&A session following the presentation.

• Date	Monday, February 4, 2008

• Time	15:30 (Korea time)

• Venue	Fourth Floor Auditorium, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

• Language	Korean and English. Simultaneous translation will be available for the English-speaking participants.

• Agenda	FY 2007 Earnings Results and Q&A

• Q&A via telephone

- From overseas	82-31-810-3001

- From Korea	1566-2256 or 031-810-3001

- Pass code	6412

- Q&A code	14

• To listen to a recording of the web-cast and conference call

Instructions

1. Dial

- From overseas:	82-31-810-3100

- From Korea:	1566-2258 or 031-810-3100

2. Press listening code: 123597#

- 1 min. F.F.:	Press 1

- 5 min. F.F.:	Press 7

- 1 min. REW:	Press 3

- 5 min. REW:	Press 9

- Pause:	Press 5

- To cancel pause:	Press 5

The Conference will be web-cast in Korean and English at www.kbstar.com. The presentation material will also be available for viewing at the time of the web-cast and Q&A session.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: January 22, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	CFO / Senior EVP